Exhibit 99.2

Consolidated Financial Statements

December 31, 2020

March 16, 2021

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of IMV Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s consolidated financial statements and recommended their approval by the Board of Directors.

(signed)	“Frederic Ors”	(signed)	“Pierre Labbé”
Chief Executive Officer		Chief Financial Officer

Approved on behalf of the Board of Directors

(signed)	“James W. Hall”, Director	(signed)	“Wayne Pisano”, Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IMV Inc.

We have audited the accompanying consolidated statements of financial position of IMV Inc. and its subsidiary (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of equity, loss and comprehensive loss and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Halifax, Nova Scotia, Canada

March 16, 2021

We have served as the Company's auditor since 2003.

PricewaterhouseCoopers LLP

Cogswell Tower, 2000 Barrington Street, Suite 1101, Halifax, Nova Scotia, Canada B3J 3K1

T: +1 902 491 7400, F: +1 902 422 1166

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership

IMV Inc.
Consolidated Statements of Financial Position
As at December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

	2020	2019
	$	$
Assets

Current assets
Cash and cash equivalents	46,362	14,066
Amounts receivable (note 6)	2,012	845
Prepaid expenses	5,645	3,032
Investment tax credits receivable	1,942	1,661

	55,961	19,604

Property and equipment (note 8)	2,839	2,830

	58,800	22,434

Liabilities

Current liabilities
Accounts payable, accrued and other liabilities (note 10)	9,240	6,217
Current portion of long-term debt (note 9)	1,094	88
Current portion of lease obligation (note 7)	139	100

	10,473	6,405

Lease obligation (note 7)	1,218	1,208

Long-term debt (note 9)	7,734	8,373

	19,425	15,986

Equity	39,375	6,448

	58,800	22,434

Commitments (note 17)

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc.
Consolidated Statements of Equity
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for per share amounts)

	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 11)	(note 12)	(note 13)
Balance, December 31, 2018	90,152	6,504	415	(92,754)	4,317

Net loss and comprehensive loss for the year	–	–	–	(27,365)	(27,365)
Issuance of shares in public offering	29,456	–	–	–	29,456
Share issuance costs	(2,499)	–	–	–	(2,499)
Deferred share units (“DSU”) settled in shares:
Reclassification of units to equity-settled	–	955	–	–	955
Value of services recognized	–	290	–	–	290
Exercise of warrants	82	–	(21)	–	61
Expiry of warrants	–	62	(62)	–	–
Employee share options:
Value of services recognized	–	1,138	–	–	1,138
Exercise of options	353	(258)	–	–	95

Balance, December 31, 2019	117,544	8,691	332	(120,119)	6,448

Net loss and comprehensive loss for the year	–	–	–	(34,855)	(34,855)
Issuance of shares in public equity offering	40,824	–	–	–	40,824
Share issuance costs in a public equity offering	(2,039)	–	–	–	(2,039)
Issuance of shares and warrants in private placement	21,307	–	3,775	–	25,082
Share and warrant issuance costs in private placement	(152)	–	–	–	(152)
Redemption of DSU’s, net of applicable taxes	184	(189)	–	–	(5)
Warrants exercised	3,029		(753)	–	2,276
Warrants expired	–	332	(332)	–	–
DSUs:
Value of services recognized	–	537	–	–	537
Employee share options:
Value of services recognized	–	1,005	–	–	1,005
Exercise of options	658	(404)	–	–	254

Balance, December 31, 2020	181,355	9,972	3,022	(154,974)	39,375

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for per share amounts)

	2020	2019
	$	$

Revenue
Subcontract revenue	3	59
Interest income	298	509

	301	568

Expenses
Research and development	26,605	18,986
General and administrative	15,205	10,140
Government assistance (note 5)	(6,690)	(2,432)
Accreted interest and valuation adjustments (note 9)	36	1,239

	35,156	27,933

Net loss and comprehensive loss for the year	(34,855)	(27,365)

Basic and diluted loss per share	(0.58)	(0.55)

Weighted-average shares outstanding	60,305,264	49,653,578

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for per share amounts)

	2020	2019
	$	$
Cash provided by (used in)

Operating activities
Net loss and comprehensive loss for the year	(34,855)	(27,365)
Charges to operations not involving cash
Depreciation of property and equipment	515	528
Accreted interest and valuation adjustments	36	1,239
Deferred share unit compensation	537	(191)
Stock-based compensation	1,005	1,138
Loss on disposal of assets	73	1
Fair value adjustment on government loan	(628)	(840)

	(33,317)	(25,490)

Net change in non-cash working capital balances related to operations
(Increase) decrease in amounts receivable	(1,067)	492
Increase in prepaid expenses	(1,859)	(333)
Increase in investment tax credits receivable	(281)	(550)
Increase (decrease) in accounts payable and other liabilities	1,779	(1,407)

	(34,745)	(27,288)

Financing activities
Proceeds from issuance of share capital and warrants in private placement	25,082	–
Share and warrant issuance costs in private placement	(152)	–
Proceeds from public equity offering	40,824	29,456
Share Issuance costs in public equity offering	(2,039)	(2,499)
Proceeds from the exercise of stock options	254	95
Proceeds from short-term borrowing	3,130	–
Repayment of short-term borrowing	(2,645)	–
Proceeds from the exercise of warrants	2,276	61
Proceeds from long-term debt	900	–
Repayment of long-term debt	(41)	(88)
Repayment of lease obligation	(106)	(90)

	67,483	26,935
Investing activities
Acquisition of property and equipment	(442)	(476)

Net change in cash and cash equivalents during the year	32,296	(829)

Cash and cash equivalents – Beginning of year	14,066	14,895

Cash and cash equivalents – End of year	46,362	14,066

Supplementary cash flow

Interest received	298	509

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

1Nature of operations

IMV Inc. (the “Corporation” or “IMV”) is, through its 100% owned subsidiary, a biopharmaceutical company committed to improving the treatment of cancer and giving patients with hard-to-treat cancers a chance to enjoy a long and healthy life. IMV is using its DPX delivery technology (“DPX platform” or “DPX”) to generate targeted, specific and sustainable immune activation. The Corporation is developing a portfolio of DPX-based immunotherapies that address unmet medical needs, and its lead candidate, maveropepimut-S (DPX-Survivac) is a pipeline in a product that generates sustained and targeted immune responses against survivin, a tumor-associated protein, overexpressed in a high number of tumor types. Maveropepimut-S, in association with low dose cyclophosphamide used as an immune modulator, is being evaluated in three phase 2 clinical trials across 6 different cancer indications with and without Merck’s Keytruda®. With the financial support of the Canadian Government, IMV initiated the development of DPX-COVID-19, a vaccine candidate against SARS-CoV-2 using the DPX platform. The DPX platform is a versatile technology that gives IMV the opportunity to develop new immunotherapies in its portfolio with the goal to address more unmet medical needs in the future. Also, the Corporation believes that its DPX platform offers a novel way to deliver drugs to the human body.

The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. The address of its principal place of business is 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada.

An outbreak of a novel strain of coronavirus, identified as “COVID-19”, was declared a global pandemic by the World Health Organization on March 11, 2020. To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity or longer-term strategic development and commercialization plans. The extent to which COVID-19 may cause more significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, and the effectiveness of actions to contain and treat COVID-19. The Corporation cannot predict the duration, scope and severity of any potential business shutdowns or disruptions, including to ongoing and planned clinical studies and regulatory approval prospects. Further prolonged shutdowns or other business interruptions could result in material and negative effects to the Corporation’s ability to conduct its business in the manner and on the timelines currently planned, which could have a material adverse impact on IMV’s business, results of operations, and financial condition. The COVID-19 pandemic continues to rapidly evolve, and the Corporation will continue to monitor the effects of COVID-19 on its business.

2Basis of presentation

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors on March 16, 2021.

(1)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

3New standards and interpretations not yet adopted

In January 2020, the IASB issued amendments to Presentation of financial statements (“IAS 1”) to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023.

There are no other standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Corporation.

4Significant accounting policies, judgments and estimation uncertainty

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

The financial statements of the Corporation consolidate the accounts of IMV Inc. and its subsidiary. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation. There are no non-controlling interests, therefore, all loss and comprehensive loss is attributable to the shareholders of the Corporation.

Foreign currency translation

i)Functional and presentation currency

Items included in the consolidated financial statements of the Corporation are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

ii)Transactions and balances

Foreign currency translation of monetary assets and liabilities, denominated in currencies other than the Corporation’s functional currency, are converted at the rate of exchange in effect at the consolidated statements of financial position date. Revenue and expense items are translated at the rate of exchange in effect at the transaction date. Translation gains or losses are included in determining income or loss for the year. Foreign exchange loss of $1,259 for the year ended December 31, 2020 (2019 - $84 gain) is included in general and administrative expenses.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, and highly liquid temporary investments that are readily convertible to known amounts of cash.

(2)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

4Significant accounting policies, judgments and estimation uncertainty (continued)

Financial instruments

Financial assets and liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

The Corporation recognizes financial instruments based on their classification. Depending on the financial instruments’ classification, changes in subsequent measurements are recognized in net loss and comprehensive loss. Financial instruments do not include amounts due to or from government entities.

The Corporation has implemented the following classifications:

•

Cash and cash equivalents and amounts receivable are classified as amortized cost (previously loans and receivables). After their initial fair value measurement, they are measured at amortized cost using the effective interest method; and

•

Accounts payable, accrued and other liabilities, amounts due to directors and long-term debt are classified as other amortized cost (previously financial liabilities). After their initial fair value measurement, they are measured at amortized cost using the effective interest method.

Impairment of financial assets

The Corporation applies the simplified method of the expected credit loss model required under IFRS 9, Financial Instruments. Under this method, the Corporation estimates a lifetime expected loss allowance for all receivables. Receivables are written off when there is no reasonable expectation of recovery.

If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period in which they are incurred.

(3)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

4Significant accounting policies, judgments and estimation uncertainty (continued)

Property and equipment (continued)

Depreciation of property and equipment is calculated using the declining-balance method, with the exception of leasehold improvements, right-of-use assets and leased premises, at the following annual rates:

Computer equipment	30%
Computer software	100%
Furniture and fixtures	20%
Laboratory equipment	20%
Leasehold improvements and right-of-use assets	straight-line

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of general and administrative expenses in the consolidated statements of loss and comprehensive loss.

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGU”s). The recoverable amount is the higher of an asset’s fair value less the costs to sell, and value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Corporation evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Leases

Under IFRS 16, Leases, the Corporation assesses whether a contract is or contains a lease based on the definition of a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

•

the contract involves the use of an identified asset, specified either explicitly or implicitly, that is physically distinct, and usage represents substantially all of the capacity of the asset;

•

the Corporation has the right to obtain substantially all of the economic benefits from use of the asset; and

•

the Corporation has the right to direct use of the asset, which is evidenced by decision-making rights to direct how and for what purpose the asset is used.

The Corporation recognizes an asset and a lease liability at the lease commencement date.

(4)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

4Significant accounting policies, judgments and estimation uncertainty (continued)

Leases (continued)

The asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received. The asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term. The estimated useful lives of leased assets are determined on the same basis as those of property and equipment. The carrying amount of the leased asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of future lease payments, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured if the Corporation changes its assessment of whether it will exercise a purchase, extension, or termination option. If the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the leased asset, or is recorded in the consolidated statements of loss and comprehensive loss if the carrying value of the leased asset is zero.

The Corporation has elected not to recognize assets and lease liabilities for short-term leases with a term of 12 months or less, and leases of low value assets.

The lease payments associated with these leases are recognized as an expense in the consolidated statements of loss and comprehensive loss over the lease term. Low value assets consist primarily of computers and information technology equipment.

Income tax

Income tax is comprised of current and deferred income tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred income tax is recognized in respect of temporary differences including non-refundable investment tax credits, arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated statements of financial position date and are expected to apply when the deferred income tax asset or liability is settled. Deferred income tax assets are recognized to the extent that it is probable that the assets can be recovered.

(5)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

4Significant accounting policies, judgments and estimation uncertainty (continued)

Research and development

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current.

All research costs are expensed in the period incurred. Development costs are expensed in the period incurred, unless they meet the criteria for capitalization, in which case, they are capitalized and then amortized over the useful life. Development costs are written off when there is no longer an expectation of future benefits.

Revenue recognition

Revenue is recognized as the Corporation satisfies its performance obligations under the terms of the contract. Performance obligations are considered to be satisfied when the customer obtains control of the related asset. Current and expected future revenue streams include: (i) milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones; (ii) future royalties generated from the eventual commercialization of the Corporation’s products; and (iii) amounts generated for providing formulation and research support services related to existing licensing and research agreements with partners.

Revenue resulting from formulation services is recognized in the accounting period in which the formulation is delivered to the customer. Typically, the customer does not have control of the asset while services are being performed and, therefore, revenues are recognized at the time the Corporation has completed its obligation and the customer obtains control of the asset.

Revenue resulting from research support services is recognized over time as the services are performed, as the customer benefits simultaneously from the service, and as the Corporation satisfies its performance obligation.

The Corporation expects to generate upfront payments, milestone and royalty revenues from future licenses for the Corporation’s products. Upfront payments and milestones will be recognized as revenue when or as the underlying obligations are achieved and are not conditional on any further performance, which could be at a point in time or over time depending on the contractual terms. Royalty revenue will be recognized in the period in which the Corporation earns the royalty.

The Corporation does not generate licensing or royalty revenues at this time.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from share capital.

(6)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

4Significant accounting policies, judgments and estimation uncertainty (continued)

Loss per share

Basic loss per share (“LPS”) is calculated by dividing the net loss for the year attributable to equity owners of the Corporation by the weighted average number of common shares outstanding during the year.

Diluted LPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. Diluted LPS is equal to the LPS as the Corporation is in a loss position and all securities, comprised of options and warrants, would be anti-dilutive.

Stock-based compensation plan

The Corporation grants stock options to certain employees and non-employees. Beginning January 1, 2018, stock options vest over three years (33 ⅓% per year) and expire after five years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

A holder of an option may, rather than exercise such option, elect a cashless exercise of such option payable in common shares equaling the amount by which the value of an underlying share at that time exceeds the exercise price of such option or warrant to acquire such share.

Deferred share unit plan (“DSU Plan)

The Corporation grants deferred share units (“DSUs”) to members of its Board of Directors (“Board Members”), who are not employees or officers of the Corporation. DSUs cannot be redeemed until the holder is no longer a director of the Corporation and are considered equity-settled instruments. In accordance with the DSU Plan, DSUs for ongoing services are granted quarterly and vest immediately. The Board Members can also grant DSUs at its discretion, which may vest over time. The value attributable to DSUs is based on the market value at the time of grant and a compensation expense is recognized in general and administrative expenses on the consolidated statements of loss and comprehensive loss in accordance with the vesting terms. At the time of redemption, each DSU may be exchanged for one common share of IMV Inc.

Government assistance

Government assistance consists of non-repayable government grants, from a number of government agencies and the difference between the fair value and the book value of repayable low-interest government loans, recorded initially at fair value. Government assistance is recorded in the period earned using the cost reduction method and is included in government assistance on the consolidated statements of loss and comprehensive loss. As at December 31, 2020, $1,322 (2019 - $nil) of government assistance is included in amounts receivable.

(7)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

4Significant accounting policies, judgments and estimation uncertainty (continued)

Research and development tax credits

Refundable investment tax credits relating to scientific research and experimental development expenditures (“SR&ED”) are recorded in the accounts in the fiscal period in which the qualifying expenditures are incurred provided there is reasonable assurance that the tax credits will be realized. Refundable investment tax credits, in connection with SR&ED activities, are accounted for using the cost reduction method and included in government assistance on the statements of loss and comprehensive loss.

Amounts recorded for refundable investment tax credits are calculated based on the expected eligibility and tax treatment of qualifying SR&ED expenditures recorded in the Corporation’s consolidated financial statements.

Critical accounting estimates and judgments

The Corporation makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Corporation’s consolidated financial statements.

The following estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Calculation of initial fair value and carrying amount of long-term debt

Atlantic Canada Opportunities Agency (“AOCA”) conditionally repayable loans (“Conditional ACOA”) loans

The initial fair value of the Conditional ACOA loans is determined by using a discounted cash flow analysis for each of the loans, which require a number of assumptions. The difference between the face value and the initial fair value of the Conditional ACOA loans is recorded in the consolidated statements of loss and comprehensive loss as government assistance. The carrying amount of the Conditional ACOA loans requires management to adjust the long-term debt to reflect actual and revised estimated cash flows whenever revised cash flow estimates are made or new information related to market conditions is made available. Management recalculates the carrying amount by computing the present value of the estimated future cash flows at the original effective interest rate. Any adjustments are recognized in the consolidated statements of loss and comprehensive loss as accreted interest and other adjustments after initial recognition.

The significant assumptions used in determining the discounted cash flows include estimating the amount and timing of future revenue for the Corporation and the discount rate.

As the Conditional ACOA loans are repayable based on a percentage of gross revenue, if any, the determination of the amount and timing of future revenue significantly impacts the initial fair value of the loan, as well as the carrying value of the Conditional ACOA loans at each reporting date. The expected revenue streams include i) estimated royalties generated from the eventual commercialization of the Corporation’s products, and ii) estimated milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones. The amount and timing of estimated milestone payments forecasted are

(8)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

4Significant accounting policies, judgments and estimation uncertainty (continued)

Critical accounting estimates and judgments (continued)

earlier and less predictable, therefore, changes in the amount and timing of milestone payments could have a significant impact on the fair value of the loans. Further, the Corporation is in the early stages of research for its product candidates; accordingly, determination of the amount and timing of any revenue streams requires significant judgment by management.

The discount rate determined on initial recognition of the Conditional ACOA loans is used to determine the present value of estimated future cash flows expected to be required to settle the debt. In determining the appropriate discount rates, the Corporation considered the interest rates of similar long-term debt arrangements with similar terms. The Conditional ACOA loans are repayable based on a percentage of gross revenue, if any; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 35% to discount the Conditional ACOA loans.

If the weighted average discount rate used in determining the initial fair value and the carrying value at each reporting date of all Conditional ACOA loans, with repayment terms based on future revenue, had been determined to be higher by 10%, or lower by 10%, the carrying value of the long-term debt as at December 31, 2020 would have been an estimated $834 lower or $1,131 higher, respectively. A 10% increase or decrease in the total forecasted revenue would not have a significant impact on the amount recorded for the loans. If the total forecasted revenue were reduced to $nil, no amounts would be forecast to be repaid on the Conditional ACOA loans, and the Conditional ACOA loans payable at December 31, 2020 would be recorded at $nil, which would be a reduction in the liability of $4,246. If the timing of the receipt of forecasted future revenue was delayed by two years, the carrying value of the long-term debt at December 31, 2020 would have been an estimated $1,915 lower.

Province of Nova Scotia (“the Province”) loan

The initial fair value of the Province loan is determined by using a discounted cash flow analysis for the loan. The interest rate on the loan is below the market rate for a commercial loan with similar terms.

The significant assumption used in determining the discounted cash flows is the discount rate. Any changes in the discount rate would impact the amount recorded as initial fair value of the long-term debt and the carrying value of the long-term debt at each reporting date. In determining the appropriate discount rate, the Corporation considers the interest rates of similar long-term debt arrangements with similar terms. The Province loan is a government loan with principal payments only beginning after seven years; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 11% to discount the Province loan.

If the discount rate used for the Province loan had been determined to be higher or lower by 5% (resulting in discount rates of 16% or 6%, respectively), the carrying value of the long-term debt at December 31, 2020 would have been an estimated $501 lower or $597 higher, respectively. The difference between the book value and the initial fair value of the Province loan is recorded in the consolidated statements of loss and comprehensive loss as government assistance on initial recognition.

(9)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

4Significant accounting policies, judgments and estimation uncertainty (continued)

Critical accounting estimates and judgments (continued)

Province of Nova Scotia (“the Province”) loan (continued)

Any changes in the amounts recorded on the consolidated statements of financial position for the Province loan result in an offsetting charge to accreted interest after initial recognition in the consolidated statements of loss and comprehensive loss.

5Government grants and assistance

The Corporation is evaluating all applicable government relief programs. Notably, in response to the negative economic impact of COVID-19, the Government of Canada, in collaboration with the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”), announced the Innovation Assistance Program (“IAP”) program in April 2020. IAP provides a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers pursuing technology driven innovation who are not eligible for funding under the Canada Emergency Wage Subsidy. The Corporation qualified for this subsidy from the April 1, 2020 effective date through to June 23, 2020, and has, accordingly, recognized $601 of IAP during the year ended December 31, 2020, in government assistance on the consolidated statements of loss and comprehensive loss. As at December 31, 2020, this funding has been fully received.

In May 2020, the Corporation qualified for $378 in NRC IRAP funding toward the development of its COVID-19 vaccine candidate, DPX-COVID-19. Under this program, NRC IRAP will reimburse up to 80% of eligible project salaries and 50% of eligible contractor costs. In July 2020, the Corporation qualified to receive an additional $259 in funding under the terms of this contribution agreement, resulting in a maximum contribution of $637. As at December 31, 2020, the Corporation has recognized $637 of this NRC IRAP funding in government assistance on the consolidated statements of loss and comprehensive loss. As at December 31, 2020, there is $45 in receivables related to this funding.

In July 2020, the Corporation qualified for $2,500 in project funding from Next Generation Manufacturing Canada (“NGen”) to support the rapid development of DPX-COVID-19. Under this program, NGen will reimburse up to 50% of eligible project expenses. The Corporation received advances of $2,054 from NGen in 2020 related to this funding and as at December 31, 2020, $1,568 of the advance has been recognized in government assistance on the consolidated statements of loss and comprehensive loss and $486 has been recorded as a deferred contribution in accounts payable, accrued and other liabilities on the consolidated statements of financial position. The deferred contribution will be recognized in the consolidated statements of loss and comprehensive loss on the same basis as eligible project expenses are incurred.

In August 2020, the Corporation qualified for COVID-19 project funding from ACOA. ACOA’s contribution is an interest free government loan with a maximum contribution of $1 million conditionally repayable based on a percentage of revenue only from resulting COVID-19 vaccine revenue. As at December 31, 2020, there is $100 in receivables related to this ACOA funding. The loan was initially recorded at its fair value and subsequently measured at amortized cost in long-term debt on the consolidated statements of financial position.

(10)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

5Government grants and assistance (continued)

In October 2020, the Corporation qualified for an additional $5.4 million in project funding from NRC IRAP, to support the continuation of clinical development for IMV’s DPX-COVID-19 vaccine candidate. Under this program, NRC IRAP will reimburse up to 100% of eligible project salaries and 75% of eligible contractor and materials costs. As at December 31, 2020, the Corporation has recognized $1,505 of this NRC IRAP funding in government assistance on the consolidated statements of loss and comprehensive loss. As at December 31, 2020 there is $1,167 in receivables related to this funding. In March 2021, IMV qualified for an additional $500 in project funding under this program.

6Amounts receivable

	2020	2019
	$	$

Amounts due from government assistance and government loans	1,322	-
Sales tax receivable	481	406
Revenue from subcontracts	-	45
Other	209	394
	2,012	845

7Lease obligation

Amount
$

Balance – December 31, 2018	1,398

Repayment of lease obligation	(239)

Accreted interest	149

Balance – December 31, 2019	1,308

Additions	155

Repayment of lease obligation	(252)

Accreted interest	146

Balance – December 31, 2020	1,357

Less: Current portion	139

Non-current portion	1,218

The Corporation recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the liability, discounted at an incremental borrowing rate of 11%, adjusted for any payments made before the commencement date, plus any initial direct costs, less any lease incentives received. During the year ended December 31, 2020, the Corporation recognized $176 (2019 - $nil) in right-of-use assets in property and equipment on the statements of financial

(11)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

7Lease obligation (continued)

position and recognized $20 in expenses related to low-value and short-term leases (2019 - $20) and $170 (2019 - $161) related to variable lease payments not included in measurement of lease liabilities on the consolidated statements of loss and comprehensive loss.

8Property, plant and equipment

	Computer
	equipment				Leasehold
	and	Furniture	Laboratory	Right-of-	improve-
	software	and fixtures	equipment	use assets	ments	Total
	$	$	$	$	$	$

Year ended December 31, 2019
Opening net book value	96	163	558	1,323	743	2,883
Additions	190	18	253	–	15	476
Disposals
Cost	(9)	–	(11)	–	–	(20)
Accumulated depreciation	9	–	10	–	–	19
Depreciation for the year	(119)	(34)	(144)	(150)	(81)	(528)

Closing net book value	167	147	666	1,173	677	2,830

As at December 31, 2019
Cost	456	212	1,588	1,417	815	4,488
Accumulated depreciation	(289)	(65)	(922)	(244)	(138)	(1,658)

Net book value	167	147	666	1,173	677	2,830

Year ended December 31, 2020
Opening net book value	167	147	666	1,173	677	2,830
Additions	52	26	318	176	25	597
Disposals
Cost	(14)	–	(189)	–	–	(203)
Accumulated depreciation	12	–	118	–	–	130
Depreciation for the year	(96)	(33)	(139)	(166)	(81)	(515)

Closing net book value	121	140	774	1,183	621	2,839

As at December 31, 2020
Cost	495	238	1,717	1,593	839	4,882
Accumulated depreciation	(374)	(98)	(943)	(410)	(218)	(2,043)

Net book value	121	140	774	1,183	621	2,839

(12)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

9Long-term debt

	2020	2019
	$	$
ACOA Atlantic Innovation Fund (“AIF”), interest-free loan[1] with a maximum contribution of $3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at December 31, 2020, the amount drawn down on the loan, net of repayments, is $3,744 (2019 - $3,744).	1,523	1,404

ACOA AIF, interest-free loan[1] with a maximum contribution of $3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at December 31, 2020, the amount drawn down on the loan is $2,995 (2019 - $2,995).	1,219	1,237

ACOA Business Development Program, interest-free loan with a maximum contribution of $395, repayable in monthly payments commencing October 2015 of $3 until October 2017 and $6 until June 2023. As at December 31, 2020, the amount drawn down on the loan, net of repayments, is $167 (2019 - $184).	159	180

ACOA AIF, interest-free loan[1] with a maximum contribution of $2,944, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 years and 10%, thereafter. As at December 31, 2020, the amount drawn down on the loan is $2,944 (2019 - $2,944).	1,097	1,481

TNC 120-140 Eileen Stubbs Ltd. (the Landlord) loan, with an original balance of $300, bearing interest at 8% per annum, is repayable in monthly payments of $4 beginning February 1, 2019 until May 1, 2028. As at December 31, 2020, the balance on the loan is $255 (2019 - $279).	255	279

Province of Nova Scotia (the “Province”), secured loan with a maximum contribution of $5,000, bearing interest at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is repayable in monthly payments beginning January 1, 2021 of $83 plus interest until March 2026. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province of Nova Scotia in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at December 31, 2020, the amount drawn down on the loan is $5,000 (2019 - $5,000).

	4,169	3,880

ACOA Regional Economic Growth through Innovation[1] – Business Scale-Up and Productivity Program, interest-free loan with a maximum contribution of $1,000. Annual repayments, commencing September 1, 2022, are calculated as a percentage of gross revenue from DPX-COVID-19 product(s) for the preceding fiscal year, at 5% when gross revenues are less than $5,000 and 10% when gross revenues are greater than $5,000. Subsequent to September 1, 2024, any outstanding balance is payable in full on December 31, 2024 from DPX-COVID-19 gross revenues. As at December 31, 2020, the amount drawn down on the loan is $900 (2019 - $nil).

	406	-
	8,828	8,461
Less: Current portion	1,094	88
	7,734	8,373

[1]The carrying amount of these loans are reviewed each reporting period and adjusted as required to reflect management’s best estimate of future cashflows, based on a number of assumptions, discounted at the original effective interest rate.

(13)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

9Long-term debt (continued)

Total contributions received, less amounts that have been repaid as at December 31, 2020, is $16,005 (2019 -$15,147).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for the Province before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandonment of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

In June 2019, the Corporation amended its loan agreement with the Province. Previously, the maturity date of the loan was August 9, 2020. The Corporation shall now start repaying the balance of the principal amount on the first day of January 2021, by making 60 monthly principal payments of $83 plus interest from January 2021 to December 2025. The annual interest rate remains at the Province’s cost of funds plus 1%.

In accounting for this change, the Corporation determined, based on industry risk, its own credit risk and the interest rate environment, that the effective interest rate of the loan of 11% remains appropriate. The difference between the carrying value of the loan before the amendment and after the amendment of $840 was recorded in the statements of loss and comprehensive loss as government assistance.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

The minimum annual principal repayments of long-term debt over the next five years, excluding the repayments of the Conditional ACOA loans for 2021 and beyond which are not determinable at this time, are as follows:

$
Year ending December 31, 2021	1,094
2022	850
2023	743
2024	642
2025	581

(14)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

9Long-term debt (continued)

	2020	2019
	$	$
Balance – Beginning of year	8,461	8,150
Borrowings	1,000	–
Accreted interest and valuation adjustments	36	1,239
Revaluation of long-term debt	(628)	(840)
Repayment of debt	(41)	(88)

Balance – End of year	8,828	8,461
Less: Current portion	1,094	88

Non-current portion	7,734	8,373

The Corporation is in compliance with its debt covenants.

10Accounts payable, accrued and other liabilities

	2020	2019
	$	$
Trade payables	4,757	3,665
Accrued and other liabilities	4,404	2,477
Payroll taxes	21	15
Amounts due to Directors	58	60

	9,240	6,217

11Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Common shares	Amount
	#	$
Issued and outstanding
Balance – December 31, 2018	45,106,401	90,152
Issued for cash, net of issuance costs	5,404,855	26,957
Stock options exercised	105,196	353
Warrants exercised	14,423	82
Balance – December 31, 2019	50,630,875	117,544
Issued for cash, net of issuance costs	15,611,778	59,940
Stock options exercised	162,086	658
DSUs redeemed	76,920	184
Warrants exercised	611,888	3,029
Balance – December 31, 2020	67,093,547	181,355

(15)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

11Share capital (continued)

As at December 31, 2020, a total of 4,523,379 shares (December 31, 2019 – 2,069,142) are reserved to meet outstanding stock options, warrants and DSUs.

On October 16, 2020, the Corporation entered into an Equity Distribution Agreement (“October 2020 ATM”) with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of US$50,000 through Piper Sandler, as agent. The total expenses associated with the ATM Distribution, excluding compensation and reimbursements payable to Piper Sandler under the terms of the Equity Distribution Agreement, were approximately $255. There were no shares sold in 2020 under the October 2020 ATM. Subsequent to December 31, 2020, 533,994 common shares were sold for gross proceeds of US$2,304.

On May 7, 2020, the Corporation completed a private placement of 8,770,005 units at a price of $2.86 per unit, for aggregated proceeds of $25,082. Each unit consisted of one common share and 0.35 of one common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of $3.72 for a period of 24 months expiring on May 7, 2022. The value allocated to the common shares issued was $21,307 and the value allocated to the warrants was $3,775. Total costs associated with the offering were $152, including cash costs for professional and regulatory fees.

On March 17, 2020, the Corporation entered into an Equity Distribution Agreement (“March 2020 ATM”) with Piper Sandler authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of US$30,000 through Piper Sandler, as agent. The March 2020 ATM was terminated on June 30, 2020 and 2,070,883 common shares were sold under this agreement for total gross proceeds of $7,639. To maintain the remainder of IMV’s March 2020 ATM facility under its new Canadian base shelf prospectus, IMV entered a second ATM Distribution dated June 30, 2020 (“June 2020 ATM”), with Piper Sandler, to offer and sell common shares from time-to-time up to an aggregate offering amount of US$24.5 million through Piper Sandler, as agent. An additional 4,770,890 common shares were sold for gross proceeds of $33,185, concluding the proceeds raised under the June 2020 ATM to the maximum offering amount of US$24.5 million as at December 31, 2020. As at December 31, 2020, a total of 6,841,773 shares have been sold under the two ATM Distribution agreements for total gross proceeds of $40,824. The total expenses associated with both ATM Distributions including commissions, were approximately $1,784.

On March 6, 2019, the Corporation completed a public offering, issuing an aggregate of 4,900,000 common shares at a price of $5.45 per common share, raising gross proceeds of $26,705. On March 11, 2019, the underwriters partially exercised their option to purchase common shares, resulting in the issuance of 504,855 common shares of the Corporation at a price of $5.45 per share for additional gross proceeds of approximately $2,751. As a result of the exercise of this option, the Corporation has raised total gross proceeds of approximately $29,456 before deducting the underwriting commissions and offering expenses of $2,499.

(16)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

12Contributed surplus

Amount
$
Contributed surplus

Balance – December 31, 2018	6,504

Share-based compensation
Stock options vested	1,138
DSUs vested	290
Reclassification of DSUs	955
Stock options exercised	(258)
Warrants expired	62

Balance – December 31, 2019	8,691

Share-based compensation
Stock options vested	1,005
DSUs vested	537
Stock options exercised	(404)
DSUs Redeemed	(189)
Warrants expired	332

Balance – December 31, 2020	9,972

Deferred share units

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 968,750 common shares.

DSU activity for the years ended December 31, 2020 and December 31, 2019 are as follows:

	2020	2019
	#	#

Opening balance	360,965	223,604
Granted	147,671	137,361
Redeemed	(79,106)	–

Closing balance	429,530	360,965

The compensation expense (recovery) at December 31, 2020 was $537 (2019 – ($191) recovery), recognized over the vesting period. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board.

On August 8, 2019 (“the reclassification date”), the Corporation resolved to settle all future DSU redemptions in shares, instead of cash. All outstanding DSUs are accordingly now considered equity-settled instruments. As a result of this change, the fair value of the DSUs at the reclassification date were reclassified from liabilities to contributed surplus.

(17)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

12Contributed surplus (continued)

Stock options

The Board of Directors of the Corporation has established a stock option plan (the "Plan") under which options to acquire common shares of the Corporation are granted to directors, employees and other advisors of the Corporation. The maximum number of common shares issuable under the Plan shall not exceed 4,600,000, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options. If any option expires or otherwise terminates for any reason without having been exercised in full, or if any option is exercised in whole or in part, the number of shares in respect of which option expired, terminated or was exercised shall again be available for the purposes of the Plan.

Stock options are granted with an exercise price determined by the Board of Directors, which is not less than the market price of the shares on the day preceding the award. The term of the option is determined by the Board of Directors, not to exceed ten years from the date of grant, however, the majority of options expire in five years.

The vesting of the options is determined by the Board and, beginning January 1, 2018, is typically 33 1/3% every year after the date of grant.

In the event that the option holder should die while he or she is still a director, employee or other advisor of the Corporation, the expiry date shall be 12 months from the date of death of the option holder, not to exceed the original expiry date of the option. In the event that the option holder ceases to be a director, employee or other advisor of the Corporation other than by reason of death or termination, the expiry date of the option shall be the 90th day following the date the option holder ceases to be a director, employee or other advisor of the Corporation, not to exceed the original expiry date of the option.

The fair values of stock options are estimated using the Black-Scholes option pricing model. During the year ended December 31, 2020, 395,850 stock options (2019 – 343,100) with a weighted average exercise price of $5.50 (2019 – $6.39) and a term of five years (2019 – five years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $1,168 (2019 - $1,112), which is a weighted average grant date value per option of $2.95 (2019 -$3.24), using the Black-Scholes valuation model and the following weighted average assumptions:

	2020	2019
Risk-free interest rate	1.00%	1.81%
Exercise price	$5.50	$6.39
Market price	$5.50	$6.39
Expected volatility	71%	64%
Expected dividend yield	–	–
Expected life (years)	4.2	4.2
Forfeiture rate	4%	5%

(18)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

12Contributed surplus (continued)

Stock options (continued)

Option activity for the years ended December 31, 2020 and 2019 was as follows:

		2020		2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	$	#	$
Outstanding - Beginning of year	1,573,411	4.63	1,474,477	4.12

Granted	395,850	5.50	343,100	6.39
Exercised	(203,595)[1]	2.42	(139,877)[1]	2.32
Forfeited	(47,638)	6.69	(91,789)	6.81
Cancelled	(81,792)	6.92	–	–
Expired	–	–	(12,500)	2.37

Outstanding - End of year	1,636,236	4.93	1,573,411	4.63

[1] Of the 203,595 (2019 - 139,877) options exercised, 109,845 (2019 - 98,408) elected the cashless exercise, under which 68,336 shares (2019 - 63,727) were issued. These options would have otherwise been exercisable for proceeds of $241 (2019 - $229) on the exercise date.

The number and weighted average exercise price of options exercisable as at December 31, 2020 is 938,587 and $4.13, respectively (2019 – 911,732 and $3.29).

At December 31, 2020, the following options were outstanding:

		Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise		average	remaining		average	remaining
price		exercise	contractual life		exercise	contractual life
range	Number	price	(years)	Number	price	(years)
$	#	$		#	$

1.98 – 2.38	284,188	2.20	0.32	284,188	2.20	0.32
2.39 – 3.89	320,593	2.80	1.94	287,259	2.69	1.72
3.90 – 6.19	382,750	5.48	4.34	–	–	–
6.20 – 6.72	317,188	6.40	2.22	211,460	6.40	2.22
6.73 – 7.39	331,517	7.28	2.71	155,680	7.23	2.57
	1,636,236	4.93	2.43	938,587	4.13	1.55

(19)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

13Warrants

Warrant activity for the years ended December 31, 2020 and 2019, was as follows:

			2020			2019
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
	#	$	$	#	$	$

Opening balance	134,766	6.53	332	192,458	5.84	415
Granted	3,069,501	3.72	3,775	–	–	–
Exercised	(611,888)	3.72	(753)	(14,423)	4.22	(21)
Expired	(134,766)	6.53	(332)	(43,269)	4.22	(62)
Closing balance	2,457,613	3.72	3,022	134,766	6.53	332

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

2020
Risk-free interest rate	0.27%
Market price	$3.12
Expected volatility	83%
Expected dividend yield	–
Expected life (years)	2

(20)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

14Deferred income taxes

a)Reconciliation of total tax recovery

The effective rate on the Corporation’s loss before income tax differs from the expected amount that would arise using the statutory income tax rates. A reconciliation of the difference is as follows:

	2020	2019
	$	$

Loss before income taxes	(34,855)	(27,365)

Income tax rate	28.5%	30.0%

	(9,934)	(8,210)
Effect on income taxes of:
Non-deductible share-based compensation	439	284
Unrecognized deductible temporary difference and carry forward amounts and experimental development expenditures	9,458	7,892
Other non-deductible items	37	34

Income tax recovery	–	–

b)Deferred income tax

The significant components of the Corporation’s deferred income tax are as follows:

	2020	2019
	$	$
Deferred income tax liabilities:
Intangibles	–	–

Deferred income tax assets:
Non-capital losses	–	–

Net deferred income tax liability	–	–

The following reflects the balance of temporary differences for which no deferred income tax asset (liability) has been recognized:

	2020	2019
	$	$
Non-capital losses	104,980	77,389
SR&ED expenditures	37,659	29,558
Non-refundable investment tax credits	6,459	5,536
Deductible share issuance costs	4,028	3,452
Long-term debt	8,574	7,925
Lease obligation	347	362
Property and equipment	(227)	(400)

(21)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

14Deferred income taxes (continued)

c)Non-capital losses

As at December 31, 2020, the Corporation had approximately $104,980 in losses available to reduce future taxable income. The benefit of these losses has not been recorded in the accounts as realization is not considered probable. These losses may be claimed no later than:

$
For the year ending December 31, 2025	1,000
2026	1,100
2027	1,470
2028	1,770
2029	660
2030	2,640
2031	5,090
2032	4,110
2033	4,400
2034	3,680
2035	5,610
2036	5,130
2037	9,510
2038	13,440
2039	17,530
2040	27,840
104,980

d)Scientific research and experimental development expenditures

The Corporation has approximately $37,659 of unclaimed SR&ED expenditures, which may be carried forward indefinitely and used to reduce taxable income in future years. The potential income tax benefits associated with the unclaimed SR&ED expenditures have not been recognized in the accounts as realization is not considered probable.

e)Non-refundable investment tax credits

The Corporation also has approximately $6,459 in non-refundable federal investment tax credits which may be carried forward to reduce taxes payable. These tax credits will be fully expired by 2040. The benefit of these tax credits has not been recorded in the accounts as realization is not considered probable.

15Capital management

The Corporation views capital as the sum of its cash and cash equivalents, long-term debt and equity. The Corporations’ objectives when managing capital is to safeguard its ability to continue as a going concern in order to provide an adequate return to shareholders and maintain a sufficient level of funds to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. To maintain or adjust the capital structure, the

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IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

15Capital management (continued)

Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets, all of which are subject to market conditions and the terms of the underlying third party agreements. The Corporation is not subject to any regulatory capital requirements imposed.

	2020	2019
	$	$
Total long-term debt	8,828	8,461
Less: Cash and cash equivalents	(46,362)	(14,066)

Net debt	(37,534)	(5,605)
Equity	39,375	6,448

Total capital	1,841	843

The Corporation is in compliance with its debt covenants.

16Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset.

The following table sets out the approximate fair values of financial instruments as at the consolidated statements of financial position date with relevant comparatives:

		2020		2019
	Carrying		Carrying
	value	Fair value	value	Fair value
	$	$	$	$
Cash and cash equivalents	46,362	46,362	14,066	14,066
Amounts receivable	208	208	439	439
Accounts payable, accrued and other liabilities	8,734	8,734	6,202	6,202
Long-term debt	8,828	8,828	8,461	8,461

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only as at December 31, 2020, and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

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IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

16Financial instruments (continued)

The fair value of long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the consolidated statements of financial position dates. At December 31, 2020, the fair value is estimated to be equal to the carrying amount.

Risk management

The Corporation, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, credit risk, liquidity risk and currency risk. Management is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary.

a)Interest rate risk

The Corporation has limited exposure to interest rate risk on its lending and borrowing activities. The Corporation has a significant loan in which the interest rate is dependent on the cost of funds from the lender plus 1%. This interest rate is fixed at the time that each loan disbursement is made, resulting in limited variability to the interest rate. The total amount drawn down on the loan as at December 31, 2020 is $5,000 (2019 - $5,000), the Corporation is required to make interest payments in fiscal 2021 of $135 and principal repayments of $1,000 on this loan.

The Corporation has an interest-free loan that is repayable over 84 months, resulting in required principal debt payments in fiscal 2020 of $67, and also has a loan with a fixed interest rate of 8% per annum resulting in interest payments in 2020 of $19. The remaining outstanding debt as at December 31, 2020 is interest-free, only becoming repayable when revenues are earned. The Corporation is required to make principal debt payments in fiscal 2020 of $5.

b)Credit risk

Credit risk arises from cash and cash equivalents and amounts receivable. The Corporation invests excess cash in high-interest savings accounts or in highly liquid temporary investments of Schedule 1 Canadian Banks. The credit risk of cash and cash equivalents is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The total of amounts receivable disclosed in the consolidated statements of financial position as at December 31, 2020 of $2,012 (2019 - $845) is comprised mainly of current period advances due to the Corporation for government assistance programs and sales taxes recoverable. If required, the balance is shown net of allowances for bad debt, estimated by management based on prior experience and their assessment of the current economic environment. Historically, there have been no collection issues and the Corporation does not believe it is subject to any significant concentration of credit risk.

c)Liquidity risk

Liquidity risk represents the possibility that the Corporation may not be able to gather sufficient cash resources when required and under reasonable conditions to meet its financial obligations.

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IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

16Financial instruments (continued)

Risk management (continued)

Since the Corporation’s inception, operations have been financed through the sale of shares, issuance of debt, revenue and cost-recoveries from license agreements, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $154,974 as at December 31, 2020.

While the Corporation has $46,362 in cash and cash equivalents at December 31, 2020, it continues to have an ongoing need for substantial capital resources to research and develop, commercialize and manufacture its products and technologies. The Corporation is currently not yet receiving a significant ongoing revenue stream from its license agreements, nor can it be certain that it will receive significant revenue from these agreements before additional cash is required. For the purposes of assessing the Corporation as a going concern, although it is difficult to predict funding requirements, based on the current operating plan, it is anticipated that existing cash and cash equivalents will fund operations and capital expenditure requirements in excess of 12 months following the date of issuance of IMV’s 2020 audited annual consolidated financial statements. These estimates are based on assumptions and plans which may change and which could impact the magnitude and/or timing of operating expenses, capital expenditures and the Corporation’s cash requirements.

The following table outlines the contractual maturities of the Corporation’s liabilities, including most likely timing of repayments of long-term debt that is repayable based on a percentage of revenues. The long-term debt is comprised of the contributions received described in note 11, less amounts that have been repaid as at December 31, 2020:

	Total	Year 1	Years 2 to 3	Years 4 to 5	After 5 years
	$	$	$	$	$
Accounts payable and other liabilities	9,240	9,240	–	–	–
Short-term and low value leases	39	18	21	–	–
Lease obligation	1,989	282	578	542	587
Long-term debt	16,503	1,253	2,372	2,153	10,725
	27,771	10,793	2,971	2,695	11,312

The above amounts include interest payments, where applicable.

d)Currency risk

The Corporation incurs some revenue and expenses and holds on some cash denomintaed in U.S. dollars and, as such, is subject to fluctuations as a result of foreign exchange rate variation. The Corporation does not have in place any tools to manage its foreign exchange risk.

Foreign exchange loss of $1,259 for the year ended December 31, 2020 (2019, foreign exchange gain - $84) is included in general and administrative expenses. If the foreign exchange had been 1% higher/lower, with all other variables held constant, it would have had an immaterial impact on the foreign exchange gain/loss.

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IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

17Commitments

On July 12, 2010, the Corporation entered into a License Agreement with Merck KGaA to in-license EMD 640744, an investigational therapeutic survivin-based cancer antigen designed to target multiple solid tumors and hematological malignancies. Should the Corporation’s research using these antigens continue and prove successful through clinical trials and on to commercialization, the Corporation would be required to pay certain future milestones and royalty payments along the way. The likelihood and timing of these payments is not known at this time.

18Expenses by nature

	2020	2019
	$	$

Salaries, wages and benefits	9,371	7,831
Research and development expenditures, including clinical costs	19,989	13,594
Professional and consulting fees	2,488	1,779
Travel	66	680
Office, rent and telecommunications	760	684
Insurance	3,551	800
Marketing, communications and investor relations	1,579	1,675
Depreciation	515	527
Stock-based compensation (non-cash)	1,005	1,138
DSU compensation (non-cash)	537	(191)
Other	690	693
Foreign exchange loss (gain)	1,259	(84)
Accreted interest and valuation adjustments	36	1,239
Research and development tax credits	(1,699)	(1,571)
Government assistance	(4,991)	(861)

	35,156	27,933

19Compensation of key management

Key management includes the Corporation’s Directors, Chief Executive Officer, Chief Financial Officer, and Chief Medical Officer. Compensation awarded to key management is summarized as follows:

	2020	2019
	$	$

Salaries and other benefits	2,306	1,970
Stock-based compensation (non-cash)	1,288	1,290
	3,594	3,260

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